TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

19 June 2002

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at (03) 9868 2112.

Very truly yours

Peter Caillard
(General Counsel and Company Secretary)

Enc.

TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

BY FACSIMILE (1300 300 021)

19 June 2002

The Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

RE: TABCORP HOLDINGS LIMITED
ASX CODE – TAH

Announcement relating to change to TABCORP's shareholding restrictions follows.

Please acknowledge receipt following release to the market.

Yours sincerely

per: Renee Kato

PETER CAILLARD
General Counsel & Company Secretary

NO OF PAGES INCLUDING COVER PAGE: 2

ASX ANNOUNCEMENT

CHANGE TO TABCORP'S SHAREHOLDING RESTRICTIONS

Further to the announcement made by TABCORP Holdings Limited on 12 June 2002, the Governor of Victoria has given Royal Assent to the Gaming Legislation (Amendment) Act.

This means that, effective today, TABCORP's individual shareholding restriction will increase from 5% to 10%, and the existing 40% foreign ownership restriction will be removed.

For further information please contact
Tricia Wunsch
General Manager, Corporate Affairs
TABCORP Holdings Limited
(03) 9868 2595